SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Glenayre Technologies, Inc.
(Name of Issuer)

Common Stock, $.02 Par Value
(Title of Class of Securities)

377899109
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 377899109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0
8 SHARED VOTING POWER

3,673,387 Common Shares
9 SOLE DISPOSITIVE POWER

3,673,387 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,673,387 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 377899109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0
8 SHARED VOTING POWER

2,458,878 Common Shares
9 SOLE DISPOSITIVE POWER

2,458,878 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,458,878 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 377899109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0
8 SHARED VOTING POWER

6,132,265 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

6,132,265 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,132,265 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 377899109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0
8 SHARED VOTING POWER

6,132,265 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

6,132,265 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,132,265 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons").  This Schedule 13D Filing relates to the common stock, $.02 par value per share, of Glenayre Technologies, Inc., a Delaware corporation (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company.  Chapman Capital is the investment manager and adviser to the Funds.  The Funds directly own the Common Stock to which this Schedule 13D Filing relates and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock.

ITEM 1. Security and Issuer

This Schedule 13D filing relates to the Common Stock of the Company.  The address of the principal executive officers of the Company is 825 8th Avenue, 23rd Floor, New York, NY  10089.

ITEM 2. Identity and Background

(a) This statement is being filed by the Reporting Persons.

(b) The address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c) The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chapman is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 2,458,878 Common Shares reported hereunder was $6,070,544 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd. to purchase the 3,673,387 Common Shares reported hereunder was $8,890,422 (including brokerage commissions).  All of such funds were derived from working capital.

ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Company beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions.  The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Person's past or prospective acquisition or disposal of all or a portion of the Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions, respectively.  Parties that purchase or sell Common Stock following the filing of this Schedule 13D may be purchasing or selling Common Stock that is being sold or acquired by the Reporting Persons, respectively.

    The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

    On August 14, 2006, Mr. Chapman engaged in a scheduled conference call with Mr. Clark H. Bailey and Mr. James Caparro, Chairman/CEO and CEO/President of the Issuer and Entertainment Distribution Company, LLC (“EDC”), respectively, regarding various operational and strategic matters related to the Issuer.  Mr. Chapman vehemently advised that the Issuer (for the benefit of all of its owners) consummate a two-step strategic process before year-end 2006: 1) Belatedly divest its cash burning, enterprise diluting Glenayre Messaging business; and 2) rectify Mr. Caparro's egregiously irregular compensation arrangement by selling to Mr. Caparro (and reported former EDC buyout partner Apollo Advisors, L.P.) the residual EDC business via an acquisition of the Issuer in its entirety.  Given the low-mid single digit EBITDA multiple implied for EDC, Chapman Capital believes that an acquisition price of the Issuer (sans Glenayre Messaging) at a significant premium is highly feasible.

    During the August 14, 2006 conference call, Mr. Bailey made certain comments that have led Chapman Capital to launch a separate investigation that remains in its final stages.  Chapman Capital expects to release to the public the results of both investigations in September 2006 as a part of an amendment to this Schedule 13D.

    Except as set fourth above the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

ITEM 5. Interests in Securities of the Company

(a) Together, the Reporting Persons beneficially own a total of 6,132,265 shares of Common Stock constituting 8.9% of all of the outstanding shares of Common Stock.

(b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
6/26/2006	Common Shares	165,800	$ 2.30
6/27/2006	Common Shares	13,640	$ 2.30
6/28/2006	Common Shares	9,587	$ 2.35
6/29/2006	Common Shares	8,575	$ 2.37
6/30/2006	Common Shares	20,900	$ 2.47
7/12/2006	Common Shares	(900)	$ (2.68)
7/18/2006	Common Shares	(10,600)	$ (2.60)
7/19/2006	Common Shares	2,900	$ 2.45
7/27/2006	Common Shares	13,200	$ 2.53
8/9/2006	Common Shares	33,300	$ 2.41
8/10/2006	Common Shares	32,100	$ 2.32
8/14/2006	Common Shares	(1,000)	$ (2.10)
8/14/2006	Common Shares	(2,000)	$ (2.04)
8/14/2006	Common Shares	82,300	$ 2.08
8/15/2006	Common Shares	1,400	$ 2.13
8/15/2006	Common Shares	77,500	$ 2.12
8/16/2006	Common Shares	28,500	$ 2.18
8/17/2006	Common Shares	134,300	$ 2.33
8/17/2006	Common Shares	(1,500)	$ (2.42)
8/18/2006	Common Shares	200	$ 2.37
8/18/2006	Common Shares	66,600	$ 2.38
8/21/2006	Common Shares	47,725	$ 2.34
8/22/2006	Common Shares	37,327	$ 2.31
8/23/2006	Common Shares	52,300	$ 2.33
8/24/2006	Common Shares	723,053	$ 2.36

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
6/26/2006	Common Shares	145,760	$ 2.30
6/27/2006	Common Shares	54,700	$ 2.30
6/28/2006	Common Shares	38,100	$ 2.35
6/29/2006	Common Shares	34,200	$ 2.37
6/30/2006	Common Shares	17,620	$ 2.47
7/12/2006	Common Shares	(2,100)	$ (2.68)
7/18/2006	Common Shares	(9,400)	$ (2.60)
7/27/2006	Common Shares	11,289	$ 2.53
8/9/2006	Common Shares	29,120	$ 2.41
8/10/2006	Common Shares	27,900	$ 2.32
8/14/2006	Common Shares	(1,000)	$ (2.10)
8/14/2006	Common Shares	(1,852)	$ (2.04)
8/14/2006	Common Shares	74,454	$ 2.08
8/15/2006	Common Shares	633	$ 2.13
8/15/2006	Common Shares	33,145	$ 2.12
8/16/2006	Common Shares	12,205	$ 2.18
8/17/2006	Common Shares	114,616	$ 2.33
8/17/2006	Common Shares	(1,335)	$ (2.42)
8/18/2006	Common Shares	200	$ 2.37
8/18/2006	Common Shares	59,516	$ 2.38
8/21/2006	Common Shares	40,800	$ 2.34
8/22/2006	Common Shares	31,800	$ 2.31
8/23/2006	Common Shares	22,373	$ 2.33
8/24/2006	Common Shares	1,084,600	$ 2.36

The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated August 24, 2006, among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2006	Chap-Cap Partners II Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: August 24, 2006	Chap-Cap Activist Partners Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: August 24, 2006	CHAPMAN CAPITAL L.L.C. By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: August 24, 2006	/s/ Robert L. Chapman, Jr. Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Glenayre Technologies, Inc. dated August 24, 2006, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: August 24, 2006	Chap-Cap Partners II Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: August 24, 2006	Chap-Cap Activist Partners Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: August 24, 2006	CHAPMAN CAPITAL L.L.C. By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: August 24, 2006	/s/ Robert L. Chapman, Jr. Robert L. Chapman, Jr.